DESCRIPTION OF THE OFFERING AND CLASS B UNITS

The following description of the Offering and the Class B Units is of a summary nature, does not purport to be complete, and is qualified in its entirety by reference to the Company's Operating Agreement (the "Operating Agreement"), which fully provides for the final terms of the Class B Units. The capitalized terms used in this section that are not otherwise defined herein shall have the meanings ascribed to such terms as provided in the Operating Agreement. Certain features of the Offering are as follows:

THE OFFERING

Issuer: Oak and Grist Distilling Company L.L.C., a North Carolina limited liability company (the "Company").

Securities to be Issued: Class B Units of the Company (collectively, the "Class B Units").

Issue Price: $1.54 per Class B Unit (the "Class B Unit Price").

Valuation of the Company: The Class B Unit Price is based upon a fully-diluted pre-money valuation of $2,200,000 and a fully-diluted post money valuation of $2,699,999.50 (See "Capitalization" for further details on current capitalization structure of the Company).

Amount of the Offering: The Company is seeking to raise between a minimum of $50,000.72 (the "Minimum Offering Amount") and a maximum of $499,999.50 (the "Maximum Offering Amount").

Number of Class B Units: Up to a maximum of 324,675 Class B Units.

Minimum Investment: $198.66; unless otherwise agreed to by the Company in limited circumstances.

Investor Suitability: This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Class B Units will be offered and sold only to persons whose investment in the Class B Units, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Qualified Investors").

Subscription Documents: Persons interested in subscribing for Class B Units will be required to complete and return to the Company a completed Qualified Investor Questionnaire and Subscription Agreement, and will be required to become a party to the Operating Agreement (collectively, the "Subscription Documents").

Closings: The Offering shall be available to potential Investors until the final closing of the sale and purchase of the Class B Units (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Class B Units for the Maximum Offering Amount, (ii) September 30th, 2021 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date").

The Class B Units are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. Once the Minimum Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that i) the Company has provided advance written notice to Investors of at least five (5) business days, ii) the Offering has been available on the Company Offering Profile for a minimum of twenty-one (21) days, iii) there has been no material change that would require an extension of the Offering and reconfirmation of the investment commitment, and iv) the Escrow Account continues to meet the Minimum Offering Amount at the end of the five business day period after Investors have been notified of the closing, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing.

Use of proceeds: The Company intends to use the net proceeds of this Offering for building inventory, hiring, marketing and sales, location buildout, and equipment purchases as explained in further detail on the Funding tab of the Company Offering Profile.

Placement Agent: As compensation for the Placement Agent's services in connection with the Offering, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

For Minimum Offering Amount
- Gross Proceeds: $50,000.72
- Estimated Placement Fee: $5,000
- Net Proceeds: $45,000.72

For Maximum Offering Amount
- Gross Proceeds: $499,999.50
- Estimated Placement Fee: $25,000
- Net Proceeds: $474,999.50

Estimated placement fee payable by the Company to Localstake Marketplace

LLC. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the Class B Units in the Offering, subject to a Minimum Placement Fee of $5,000. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offering.

Capitalization: The Company is authorized to issue two (2) classes of units of membership interests designated as Class B Units and Class A Common Units (the "Class A Common Units") (collectively, the "Units"). See "Capitalization" in the Offering Materials for the current and pro-forma capitalization of the Company pre- and post-Offering.

TERMS OF THE CLASS B UNITS

Distributions of Net Cash: The Company will distribute to all Unit Holders, in proportion to their respective Profit and Loss percentages, at such times as determined by a majority of Class A Common Members, any Net Cash, as such term is defined in the Operating Agreement, remaining after providing for Tax Distributions.

Tax Distributions: Unless (i) the Managers or (ii) a Majority in Interest of the Class A Common Members decides otherwise, the Company shall distribute, to the extent that it has not already done so, to each Unit Holder annually an amount equal to the product of (i) the taxable income shown on such Unit Holder's federal Schedule K-1 for such year times (ii) the maximum combined federal and state marginal income tax rates for such year. The amount required to be distributed pursuant to the preceding sentence, if any, shall be distributed to the Unit Holders not later than each April 1 for the preceding tax year.

Allocation of Profits and Losses: In general, profits and losses of the Company will be allocated to the Class B Unit Holders in a manner that builds the Class B Unit Holders' capital accounts to levels necessary to support the priority of distributions described herein. See Article V of the Operating Agreement.

Voting Rights: The Class B Units shall be non-voting, except in limited circumstances as outlined in the Operating Agreement. On all matters upon which the Class B Unit Holders of the Company have the right to vote under the Operating Agreement or applicable law, the Class B Unit Holders will vote together with all other voting Class B Unit Holders as a single group.

Protective Provisions: So long as any of the Class B Units are outstanding, consent of the holders of at least 51% of the Class B Units will be required for any action that alters any provision of the Operating Agreement if it would adversely alter the rights, preferences, privileges or powers of the Class B Units in a manner disproportionate to any adverse effect on the Class A Unit Holders.

Preemptive Rights: Subject to customary exceptions, each Class B Unit Holder will have the right to purchase his, her or its pro rata share (calculated by dividing the number of Class B Units held by such holder by the by the total number of outstanding units held by all Class B Unit Holders) of any new Class B Units offered by the Company; provided, however, if the new Class B Units are being offered by the Company pursuant to a federal or state securities law exemption that requires the purchaser of such securities to be an "accredited investor," then the Class B Unit Holder must meet the "accredited investor" suitability standard in order to exercise his, her or its preemptive rights.

Transfer Restrictions:	The Class B Units are subject to restrictions on transferability and resale and may not be transferred or resold by any holder except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption from these laws, or if the Company has received an opinion of counsel satisfactory to it that registration under such laws is not required. In addition to these restrictions on transferability, there are transfer restrictions contained in Article VIII of the Operating Agreement.
Management of the Company:	Subject to any matters which must be submitted to an affirmative vote of the majority of the Class B Unit Holders, the Company will be managed by the Managers, in accordance with the Operating Agreement of the Company.
Information Rights:	The Company will use its reasonable best efforts to deliver to each Class B Unit Holder within ninety (90) days following the end of each fiscal year, all information necessary for the preparation of the Member's income tax returns. The Company will also provide each Class B Unit Holder with the following information rights: (1) unaudited quarterly financial statements within thirty (30) days after the end of each calendar quarter (other than the last calendar quarter of the year); and (2) annual financial statements within ninety (90) days after the end of each fiscal year, which may or may not be audited, as determined in the sole discretion of the Managers. Each Class B Unit Holder, and his, her or its duly authorized representative, shall, to the extent required by applicable law, have access to the books and records of the Company at the place where such records are required to be kept during normal working hours of the Company, and shall have the right to inspect and copy them. Additionally, the Company will be required to file certain reports with the Securities and Exchange Commission, which will be made available to investors as further described in the Offering Materials.
Other Rights:	The Company may, in its sole and absolute discretion, enter into additional agreements with one or more investors granting such investors additional contractual rights.